Press release

Drayton Richdale Corp. Restructures Subsidiary Corporation to Enter the Bio Diesel Industry.

Temecula, California: Drayton Richdale Corp. (OTC: DRYN) restructures Matlink, Inc. Nevada, a DRYN wholly owned subsidiary, in order to focus on acquiring or developing new technology and operations in Bio Diesel production and Distribution. Matlink, Inc. has filed for a corporate name change to Cenocore Group, Inc. (www.cenocore.com).

This venture will be participated by Nathan J. Coleman, President of Technology Resources, Inc. (TRI) (www.technologyresourcescompany.com), another DRYN wholly owned subsidiary and it will vertically integrate with the high efficiency, low emissions, light weight, two cycle Diesel engine in final stages of design in TRI.

DRYN board of directors has decided to pursue a new direction for the company and thereby relinquishes all rights in the MSOS patent to its original developer.

For information call:

Amparo Munoz
Investor Relations
Gemelli Capital Trust
888/ 303-2806
e-mail: ir@gemellicapitaltrust.com

Natasha Nikolic
Investor Relations
Drayton Richdale Corporation
951/ 526-2193
e-mail: ir@draytonrichdale.com

SOURCE: Drayton Richdale Corp.

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